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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66841

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/20** (mm/dd/yy) AND ENDING **6/30/21** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ni Advisors**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1138 Cadillac Court
(No. and Street)

Milpitas	**California**	**95035**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sui-Hock Goy **510-306-7777**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayler LLC
(Name – if individual, state last, first, middle name)

1600 Highway 4 S, Suite 100	**Sugar Land**	**TX**	**77478**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Sui-Hock Goy,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ni Advisors**, as of **June 30, 2021**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GULAMALI LAIWALLA
COMM. # 2256212
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES AUG. 27, 2022

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
NI Advisors
1138 Cadillac Court
Milpitas, CA 95035

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of NI Advisors (the "Company") as of June 30, 2021, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of NI Advisors financial statements. The supplemental information is the responsibility of NI Advisors management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC

We have served as NI Advisors auditor since 2021.

Sugar Land, TX
August 28, 2021

NI ADVISORS
Statement of Financial Condition
June 30, 2021

Assets

Cash	$	572,254
Clearing deposit, US Treasury Note		103,951
Investment in partnerships		127,138
Commissions and accounts receivable		21,893
Deposits & prepaid expenses		32,773
Total current assets		858,009
Note receivable		100,000
Total assets	$	958,009

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expense	$	90,895
Total liabilities		90,895

Commitments and contingencies

Stockholder's equity

Common stock, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		116,700
Retained earnings		750,314
Total stockholder's equity		867,114
Total liabilities and stockholder's equity	$	958,009

The accompanying notes are integral part of these financial statements

NI ADVISORS
Statement of Income
For the Year Ended June 30, 2021

Revenues	
Private placement and registered offering revenue	$ 2,795,661
Commission fees	181,035
12b-1 fees	177,899
Variable annuity revenue	355,008
Insurance revenue	72,173
Total revenues	3,581,776
Expenses	
Compensation and benefits	2,743,591
Rent	28,803
Professional fees	207,336
Regulatory costs	46,618
Communications	96,608
Travel and entertainment	43,766
Clearing fees	63,389
Other operating expenses	145,313
Total expenses	3,375,424
Other income (expense)	
Loss on investment in partnership	(15,364)
Interest and dividend income	31,264
Other income	75,712
Total other income (expense)	91,612
Net income before income tax provision	297,964
Income tax provision	(47,784)
Net income	$ 250,180

The accompanying notes are an integral part of these financial statements

NI ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2020	$ 100	$ 116,700	$ 500,134	$ 616,834
Net income	-	-	250,180	250,180
Balance at June 30, 2021	$ 100	$ 116,700	$ 750,314	$ 867,114

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2021

Cash flow from operating activities:		
Net income	$	250,180
Adjustments to reconcile net income to net		
Dividend from investment in partnerships		18,416
Unrealized (Gain)/Loss on investment in partnerships		(3,052)
cash provided by operating activities:		
(Increase) decrease in :		
Commissions and accounts receivable		60,818
Deposits & prepaid expenses		5,261
Clearing deposit		1,878
Accounts payable and accrued expense		(19,665)
Net cash provided by operating activities		313,836
Net cash used in investing activities		
Investment in partnerships		(100,000)
Note receivable		(100,000)
Net cash used in investing activities		(200,000)
Net increase in cash		113,836
Cash at June 30, 2020		458,418
Cash at June 30, 2021		572,254

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	36,040

The accompanying notes are an integral part of these financial statements

NI ADVISORS

Notes to Financial Statements

June 30, 2021

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

NI ADVISORS (the "Company") was incorporated in the State of California as a C Corporation on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of private placements, mutual funds, and insurance.

Under its membership agreement with FINRA, the Company operates under Rule 15c3-3(k)(2)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis".

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

The Company's primary revenue sources derive from private placement revenue earned on a percentage of third-party investments, earned on the trade date. Commission fees are related to clearing expenses and are recorded on the trade date. Insurance fees are recorded as a percentage of the trades sold and are recorded on the trade date. 12b-1 fees and variable annuity revenue is recorded over their respective contractual periods. Interest is recognized on an accrual basis. Dividend income is recognized at a point in time. Other income mainly consists of expense reimbursement revenue and administrative services income which is recognized at a point in time.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity if three months or less to be cash equivalents.

Clearing Deposit

The Company has a clearing agreement with a third-party custodial institution where the assets are purchased through their clearing. Investments

The Company evaluates an investment for impairment by considering the length of time and extent to which market value has been less than cost or amortized cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Company's intent to sell the security or the likelihood that it will be required to sell the security before recovery of the entire amortized cost.

Commissions Receivable and Accounts Receivable

Effective July 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful amounts owing is provided for. If it is determined that commissions owed are uncollectible, they are written off in the period that the determination has been made.

The Company considers accounts receivable to fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 12).

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with partial early adoption permitted for eliminated disclosures. The method of adoption varies by the disclosure. The Company has implemented this guidance in the current period effective January 1, 2021.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. The Company will adopt the new standard effective December 1, 2021 and does not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its unaudited condensed consolidated financial statements.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ 30,590	$ -	$ -	$ 30,590
State	17,194	-	-	17,194
Total income taxes expense	$ 47,784	$ -	$ -	$ 47,784

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years but may exceed the limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2021, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. At June 30, 2021, the Company was not a party to any such contract or agreement that would obligate it as a guarantor.

NOTE 5: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. Based upon this review, the Company has determined that the exposure to this risk is minimal. Accordingly, as of June 30, 2021, there are no adjustments to the financial statements to reflect concentration of credit risk.

NOTE 6: FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2021:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Investment in partnerships	-	-	$127,138	$127,138
TOTALS	-	-	$127,138	$127,138

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2021:

Reconciliation of Level 3 Asset:	
Balance as of June 30, 2020	$42,502
Purchases, issuances and settlements	100,000
Dividend	(18,416)
Gain on investments	3,052
Balance as of June 30, 2021	$ 127,138

The Company holds investments in nonpublic companies with restricted marketability. No quoted value exists for these investments. They are stated at the closing fair value as reported by management of the underlying company. Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements.

NOTE 7: NOTE RECEIVABLE

The Company entered into a note receivable with a third party for $100,000. The note has a maturity date of June 1, 2024, and bears interest of 12% per annum.

NOTE 8: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of June 30, 2021 consists of:

Accounts payable		31,184
Accrued Expenses		17,635
Taxes Payable		42,076
	$	90,895

NOTE 9: REVENUE

The Company receives commissions on the sale of securities. Securities include variable annuity revenue, property and casualty insurance revenue, advisory fee revenue, municipal plan revenue,12b-1 fee revenue life insurance revenue, private placement revenue, registered offerings from selling groups, mutual fund concession revenue, trading commissions, commission income and service income. Additionally, the Company receives revenue in the form of interest payments, and dividends. For the year ended June 30, 2021, revenue on private placement was $2,258,906, from registered offerings from selling groups was $536,755, from commission fees was $181,035, from 12b-1 fees was $177,899, from variable annuities was $355,008 and from insurance was $72,173. Other income from interest and dividends was $31,264, and other income was $75,712; which consists mainly of revenue from due diligence services and expense reimbursement.

NOTE 10: OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause, this clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

In August 2020, the Company was engaged in an arbitration filed by Joyce Hassan individually and as trustee of the Nur M. Hassan Decedent Trust. The statement of claim is essentially for negligently recommending three limited partnership investment only two of which were purchase through the Company. The statement of claim also includes derivative claims for breach of fiduciary duty and failure to supervise. Damages are alleged to have been between $100,000 and $500,000. Based upon the Company's, evaluation of her damages, they do not exceed $30,000. Management believes they will prevail and the case is without merit, as such no reserve was recorded.

In December 2020, an action was filed by Xiao Luo with regard to the purchase of two unidentified investment made through the Company and a loan to its representative. She alleges that she purchased three identified investments during the time period that the representative was associated with the Company with an alleged loss of $114,000. Claimant alleges negligence by the representative and the Company in connection with the sales. The Company calculates that she has no out-of-pocket losses based on the present value of the investments and distributions received. A hearing for this case is set for March 2022. Management concludes the case to be without merit and no reserve was deemed necessary.

NOTE 11: COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency in response to a new strain of a coronavirus (the "COVID-19 outbreak"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation and its effects on the Company's industry, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the

Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021. However, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations, financial position, and liquidity in fiscal year 2022.

NOTE 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

NI ADVISORS
Schedule I - Computation of Net Capital Requirements - Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended June 30, 2021

Computation of net capital		
Total stockholder's equity		$ 867,114
Less: Non-allowable assets		
Investment in partnership	(127,138)	
Note receivable	(100,000)	
Property and equipment, net	-	
Deposits & prepaid expenses	(32,773)	
Commission receivable, non-allowable portion	(6,568)	
Total non-allowable assets		(266,479)
Net Capital before haircuts		600,635
Less: Haircuts on securities		(2,079)
Net Capital		$ 598,556
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 6,060	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 593,556
Aggregate indebtedness		$90,895
Ratio of aggregate indebtedness to net capital		0.15

There were no differences between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2021.

SUPPLEMENTAL INFORMATION
NI ADVISORS
As of and for the Year Ended June 30, 2021

Statement Related to Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2021, the Company had net capital of $598,556 which was $593,556 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($90,895) to net capital was .15 to 1.

SUPPLEMENTAL INFORMATION

NI ADVISORS

Schedule II and III – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2021

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

Goy Sui-Hock
NI Advisors
1138 Cadillac Court
Milpitas, CA 95035

Dear Goy Sui-Hock:

We have reviewed management's statements, included in the accompanying Exemption Report, in which NI Advisors identified the following provisions of 17 C.F.R. §15c3-3(k) under which NI Advisors claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and NI Advisors stated that NI Advisors met the identified exemption provisions throughout the most recent fiscal year without exception NI Advisors is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about NI Advisors compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
August 28, 2021

Ni Advisors, Inc.

1138 Cadillac Court, Milpitas, CA 95035. Tel: 510.306.7777 Fax: 510.339.9988 Email: goy@niadvisorsinc.com

TPS Thayer LLC
1600 Highway 6, Suite 100
Sugar Land, TX 77478

Aug 27, 2021

Assertions Regarding Exemption Provisions

We, as principals of NI Advisors ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The company met the identified exemption provision without exception throughout the most recent fiscal year starting July 1, 2020 through June 30, 2021.

Ni Advisors

By:

S. Hock Goy

Suihock Goy, CEO